UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on December 30, 2024, the Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notified EZGO Technologies Ltd. (the “Company”) that the bid price of its ordinary shares, no par value per share, (the “Ordinary Shares”) had closed below the minimum US$1.00 per share requirement for the preceding 30 consecutive business days, as required by Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on July 2, 2025, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until December 29, 2025, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on November 21, 2025, the Company effected a reverse share split of the Company’s Ordinary Shares at a ratio of 1-for-25, such that every twenty-five (25) issued Ordinary Shares are combined into one (1) issued ordinary share, with fractional shares rounded to the nearest whole share.

The Staff has since determined that, for 13 consecutive business days, from November 21, 2025, through December 10, 2025, the closing bid price of the Company’s Ordinary Shares has been at or above US$1.00 per share. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and Nasdaq has confirmed that the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

Date: December 12, 2025	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer

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